UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant’s name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The unaudited interim condensed consolidated financial statements for Agroz Inc. (“Angkasa-X”, “the Company”, “we”, “our” or “us”), for the six months ended June 30, 2025 and 2024, are furnished herewith as Exhibit 99.1 to this Form 6-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following “Management’s Discussion and Analysis” in conjunction with the section inclusive of our financial statements and the related notes provided elsewhere in this Form 6-K. As used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section, the terms “the Group,” “we,” “our” and “us” refer to Agroz Inc. and Agroz Group, collectively. “Agroz Group” refers solely to Agroz Group Sdn. Bhd., a Malaysian private limited company, our operating subsidiary.

OVERVIEW

We are a vertically integrated agricultural technology company applying technology solutions, innovative business models, processes, and systems to design, build, manage, and operate indoor CEA vertical farms. We also operate CEA vertical farms which produce clean, pesticide free, fresh and nutritious rich vegetables directly to consumers and businesses. Our EduFarm at AEON Alpha Angle was also aimed to educate the public on how our vegetables are grown. Our CEA practices are a combination of various digital technologies, including IoT, data analytics, artificial learning, machine learning, automation, cloud and edge computing, and 5G communications. We use 5G communications primarily to enhance internet connectivity within our CEA practices, which is essential for real-time monitoring and control of our agricultural operations.

Our mission is to improve food safety, food security, and sustainability for society by creating a reliable, accessible food supply through our agricultural technology (“AgTech”) products and services. We believe we are revolutionizing and transforming agricultural production through our CEA technology and methods. We believe our technology enables us to grow more food in less space safely without the use of pesticides, herbicides and other dangerous chemicals, while reducing the need for storage and refrigeration. We aim to improve food security and deliver freshness by growing food locally, nearer to where it is consumed, which reduces transportation and therefore lowers the food miles generated and our carbon emissions impact, leading to more environmentally friendly outcomes for food production.

We believe there is vast market potential for the AgTech and CEA vertical farming markets globally and in the Southeast Asian region. Starting with Malaysia, we aim to match the top-grade products we have available to the markets in which they are the most highly demanded.

Principal activities

We primarily derive our revenue from:

(i)	designing and/or constructing indoor CEA vertical farms;

(ii)	operating and managing indoor CEA vertical farms;

(iii)	selling CEA vertical farms; and

(iv)	selling fresh produce.

1.	Designing and/or Constructing Indoor Vertical Farms

Our goal is to create efficient, sustainable, and environmentally controlled vertical farms which maximize crop yield and crop quality and allow for precise management of temperature, humidity, light and nutrients.

We design and/or construct indoor CEA vertical farms for our clients according to their specific needs. This involves planning each CEA vertical farm’s layout, designing its infrastructure, building the farm’s structural framework, setting up equipment, and implementing the Agroz OS within the farm. The Agroz OS, at its most current stage of development, integrates certain hardware and software solutions detailed below. Through Agroz OS, we aim to improve productivity, boost yield, and improve the quality of produce generated within CEA vertical farms.

Agroz OS is currently comprised of digitally automated hardware systems capable of: (i) managing various environmental conditions within the CEA vertical farms and water quality and volume, (ii) providing irrigation and nutrient fertigation; (iii) providing light to crops; (iv) managing energy use; and (v) collecting data to enable management of temperature and lighting within the farms, as well as nutrient provision, irrigation and fertigation.

As of the date of this Form 6-K, we have implemented in Agroz OS the above digitally automated hardware systems. We have also integrated in Agroz OS software solutions enabling email and communication systems for farm organization. Agroz OS also includes Agroz ERP, a software system that tracks every aspect of the vertical farm’s business activities, including: (1) farm input materials (i.e., seeds, nutrients, growth media, packaging, consumables, carbon dioxide); (2) growth of produce at different stages; (3) farm personnel activity; (4) harvest inventory; (5) sales orders, invoices, and deliveries, and (6) accounting records. Agroz ERP is also accessible as a mobile application. These software solutions are supported by Microsoft Azure and Microsoft AI, which solutions are possible pursuant to being Microsoft ISV and Microsoft AI Cloud Partner under the Microsoft Publisher Agreement and Microsoft AI Cloud Partner Program Agreement filed as Exhibits 10.7 and 10.8, respectively, in the Company’s Form F-1 filed with the SEC on September 16, 2025 and incorporated by reference herein.

We have integrated an AI agent system into Agroz OS, which system is supported by Microsoft AI and capable of presenting complex agricultural decisions to farm managers and farm owners and autonomously executing such decisions after human approval is received. The AI system’s agents can undertake complex multi-step autonomous actions within vertical farms and result in vertical farms which can be independently and automatically operated. Investors should be aware that such AI agent system is distinct from the Agroz Copilot; by contrast, Agroz Copilot is a GenAI application separate from Agroz OS, which enables human farmers to input queries and instructions into an application to receive recommendations for assistance with daily tasks, not a system for autonomous functioning of vertical farms. Although we have launched a pilot rollout for Agroz Copilot, this application is still under development and we do not currently have a date certain for the official launch of Agroz Copilot to the public.

Agroz OS additionally includes Intuit QuickBooks to aid in financial reporting and bookkeeping, with such accounting software stored on cloud servers and financial information protected by encryption technology and firewall.

2.	Operating and Managing Indoor CEA Vertical Farms

Following the successful design and/or construction of CEA vertical farms, our clients may also receive, at their option, farm operation and management services. The services we offer in this respect include the overseeing of day-to-day CEA vertical farm operations and performing regular maintenance of our clients’ CEA vertical farm systems, using all of the intellectual property we have developed, including Agroz OS and the standard operating procedure supporting CEA vertical farm operations. We began generating revenue from the operation and management services for our clients’ CEA vertical farms in fiscal year 2024.

Currently, the CEA vertical farms we operate and manage include: (i) a 10,021 square foot indoor vertical farm in Kota Damansara and (ii) a 5,239 square foot educational vertical farm (“EduFarm”) at the AEON Mall Alpha Angle, a shopping center in Wangsa Maju, Kuala Lumpur, Malaysia (“AEON Alpha Angle”). The Malaysia Book of Records, a publication of record setting achievements, recognizes the vertical farm we operate and manage at AEON Alpha Angle as the largest indoor vertical farm located inside a shopping mall in Malaysia. Additionally, in June of 2024, the Malaysian government, through the Ministry of Agriculture and Food Security, recognized the EduFarm for meeting Malaysian Good Agricultural Practices (“myGAP.PF”) requirements in being pesticide free. MyGAP.PF is a certification scheme recognizing farms which adopt agricultural practices with an environmentally friendly concept, safeguarding the welfare and safety of workers and do not use synthetic pesticides to produce quality, safe and edible products. This certification covers 20 types of vegetables grown in the CEA vertical farms we manage and operate, including green butterhead, red butterhead, green coral, red coral, wild rocket, green kale, and arugula, to name a few.

Through the EduFarm, we also supply fresh produce sold at AEON Alpha Angle and at certain supermarkets operated by AEON Co. (M) Berhad (“AEON”).

3.	Sale of CEA Vertical Farms

We sell CEA vertical farms to potential buyers separate from the services that comprise the first and second revenue streams identified in the “Principal activities” subsection above. Our completed CEA vertical farms are fully operational and optimized. Each CEA vertical farm includes Agroz OS. We aim to achieve high-yield crop production and resource management through the CEA vertical farms.

4.	Sale of Fresh Produce

We also generate revenue from sales of fresh produce, which produce consist of (i) produce grown in the leased CEA vertical farms we operate and (ii) produce outsourced from our clients’ CEA vertical farms and other suppliers. To date, we have successfully grown 50 different crops and are currently offering 21 varieties of crops for sale. Our key distribution avenue is the direct distribution of fresh produce to Malaysian-based wholesale distributors, and large supermarket brand retailers, such as AEON, and recently we have expanded our distribution to Village Grocer.

RESULTS OF OPERATIONS

Financial information in U.S. dollars

Our financial statements contain translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The conversion of Malaysian Ringgit into U.S. dollars in the financial statements is based on the exchange rates set forth in the statistical release of The Federal Reserve, the central bank of the United States. Unless otherwise noted, all translations from Malaysian Ringgit to U.S. dollars and from U.S. dollars to Malaysian Ringgit for the six months period ending on June 30, 2025 (the “2025 Interim Period”) were made at a month-end spot rate of MYR4.2257 to US$1.00 or an average spot rate of MYR4.3794 to US$1.00.

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
Revenue
- from third parties	5,730,636	28,632,549	6,538,007
- from related parties	1,082,923	—	—
Total revenue	6,813,559	28,632,549	6,538,007
Cost of revenue	(5,398,795)	(21,898,821)	(5,000,416)
Gross profit	1,414,764	6,733,728	1,537,591
Selling and promotion expenses	(95,265)	(20,271)	(4,629)
General and administrative expenses	(2,901,428)	(3,543,387)	(809,103)
Other income	1,093	1,102,754	251,805
(Provision)/reversal of credit loss on trade receivables	(4,085)	342,284	78,158
Operating (loss)/profit	(1,584,921)	4,615,108	1,053,822
Finance costs	(764,254)	(792,213)	(180,895)
(Loss)/profit before taxation	(2,349,175)	3,822,895	872,927
Income tax expenses	(225,946)	(1,578,290)	(360,390)
(Loss)/profit for the period	(2,575,121)	2,244,605	512,537

Revenue

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
Offering farm solutions	3,050,000	—	—
-Design services	1,050,000	—	—
-Construction services	2,000,000	—	—
Management fees	81	—	—
Sale of fresh produce from the CEA vertical farms	3,763,478	28,632,549	6,538,007
	6,813,559	28,632,549	6,538,007

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
Offering farm solutions	3,050,000	—	—
-from third parties	2,000,000	—	—
-from related parties	1,050,000	—	—
Sale of fresh produce from the CEA vertical farms	3,763,478	28,632,549	6,538,007
-from third parties	3,730,636	28,632,549	6,538,007
-from related parties	32,842	—	—
Management fees	81	—	—
-from related parties	81	—	—
	6,813,559	28,632,549	6,538,007

Revenue generated for the 2025 Interim Period was MYR28,632,549 ($6,538,007), representing an increase of 320.23% from revenue in the 2024 Interim Period. This increase in revenue was due to increased sales of vegetables in the 2025 Interim Period, from MYR 3,763,478 to MYR 28,632,549 ($6,538,007), representing an increase of MYR24,869,071.

Costs of revenue

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
Costs of revenue
- Construction cost	1,925,000	—	—
- Consulting fees	66,076	—	—
- Vegetable costs	3,367,657	21,705,653	4,956,308
- Planting related costs	—	55,589	12,693
- Wages and benefits	40,062	137,579	31,415
	5,398,795	21,898,821	5,000,416

Our costs of revenue include costs incurred directly from CEA vertical farm construction, employee wages and benefits, consulting fees, vegetable costs, as well as costs related to CEA vertical farm operations, such as seed and fertilizer expenses, utilities and packaging fees. For the 2024 Interim Period, our costs of revenue amounted to MYR5,398,795, of which MYR3,367,657 were vegetable costs. Our costs of revenue amount increased from MYR5,398,795 in the 2024 Interim Period to MYR21,898,821 ($5,000,416) in the 2025 Interim Period. The reason for this increase was additional costs incurred in tandem with the increase in the vegetable costs.

Selling and promotion expenses

The following table sets forth a breakdown of our selling and promotion expenses for the periods indicated:

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
Selling and promotion expenses
- Entertainment expenses	4,054	—	—
- Marketing fees	91,211	20,271	4,629
	95,265	20,271	4,629

The Group’s selling and promotion expenses are derived from marketing fees and entertainment expenses. We incurred marketing and advertising expenses on popular media platforms, with the intention of boosting our media presence and brand awareness and generating more visitors (and potentially customers) to our website.

Marketing fees for the 2025 Interim Period MYR20,271 ($4,629) were significantly lower than marketing expenses for the 2024 Interim Period MYR91,211, due to the Group’s one-off engagement of an agency to develop the Group’s marketing solutions in the 2024 Interim Period to build brand awareness but does not recur in 2025 Interim Period.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses for the interim periods indicated:

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
General and administrative expenses
- Director fee	880,000	770,000	175,823
- Professional fees	939,645	1,161,646	265,252
- Wages and benefits	573,420	754,973	172,392
- Depreciation and amortization	277,536	534,878	122,135
- Commission paid	101,417	6,000	1,370
- Office expenses	122,922	306,648	70,021
- Others	6,488	9,242	2,110
	2,901,428	3,543,387	809,103

The following table sets forth a breakdown of our administrative expenses for the fiscal years indicated:

Director fee

During the 2025 Interim Period and the 2024 Interim Period, Gerard Kim Meng Lim, the Chief Executive Officer and director of Agroz Inc. (“Agroz”) and also one of its shareholders, was entitled to director’s fee of MYR770,000 ($175,823) and MYR880,000, respectively for his services to Agroz.

Professional fees

Our legal and professional fees for the 2024 Interim Period totaled MYR939,645, which increased to MYR1,161,646 ($265,252) in the 2025 Interim Period. This increase is mainly attributed to audit fees and other professional fees in preparation for our prospective IPO incurred in the 2025 Interim Period.

Wages and benefits

Wages and benefits mainly included staff salaries, Employees Provident Fund, Social Security Organization, Employment Insurance System and allowances. Staff costs increased by MYR181,553 from MYR573,420 in the 2024 Interim Period to MYR754,973 ($172,392) in the 2025 Interim Period due to our recruitment of new staff increase from 14 staffs to 16 staffs in the 2025 Interim Period.

Depreciation and amortization

Depreciation and amortization charges for the 2024 Interim Period in general and administrative expenses amounted to MYR277,536. These charges mainly include depreciation charges on Agroz Group’s fixed assets, such as furniture and fittings, fire system, computer and equipment, motor vehicle, computer software and websites. For the 2025 Interim Period, our depreciation and amortization charges were MYR534,878 ($122,135), representing an increase of MYR257,342 from the 2024 Interim Period. This significant increase was due to the Group’s newly leased office premises for operations.

Other (expense)/income

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
Interest income	109	4	1
Foreign exchange loss	(131,364)	141,614	32,336
Rental income	132,348	—	—
Reversal of provision	—	870,739	198,826
Other income	—	90,397	20,642
Total other income	1,093	1,102,754	251,805

Expected credit losses on trade receivables

The following table sets forth a breakdown of our expected credit losses (“ECL”) on trade receivables for the periods indicated:

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
(Reversal of allowances)/loss allowances for ECL on third party retail outlet customers	6,357	4,319	986
Loss allowances for ECL on third industrial business customers	26,825	(16,616)	(3,794)
Loss allowances/(reversal of allowances) for ECL on related party customers	(29,097)	(329,987)	(75,350)
Total credit loss on trade receivables	4,085	(342,284)	(78,158)

The Group recognizes loss allowances for ECL on financial assets measured at amortized cost. For the periods ended June 30, 2025 and 2024, the Group measures the loss allowance for a financial instrument in an amount equal to the ECL which result from all possible default events over the expected life of such financial instrument (“lifetime expected credit losses”) for trade receivable or if the credit risk on such financial instrument has significant increase since initial recognition. For the 2024 Interim Period, ECL amounted to MYR4,085. ECL further decreased to (MYR342,284) ($78,158) in the 2025 Interim Period due to the decrease in trade receivables.

Loss allowances for trade receivables are always measured in an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Finance costs

The following table sets forth a breakdown of our financial expenses for the years indicated:

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	MYR	MYR	USD
Finance costs
- Bank charges	2,207	4,011	915
- Interest on lease liabilities	123,305	120,665	27,553
- Interest on redeemable convertible preference shares (“RCPS”)	622,964	652,240	148,934
- Interest of HWG Cash Berhad	13,630	13,630	3,112
- Interest on bank borrowing	2,148	1,667	381
Total finance costs	764,254	792,213	180,895

Our finance costs include bank charges and interest charges, primarily attributable to interest on redeemable convertible preference shares (“RCPS”). From the 2024 Interim Period to the 2025 Interim Period, our finance costs increased from MYR764,254 to MYR792,213 ($180,895).

Income tax expenses - Malaysia profits tax

For the 2025 Interim Period and the 2024 Interim Period, the tax rate was 24% for companies incorporated in Malaysia with paid-in capital of MYR2.5 million or more. The Company is subject to income taxes on entities based on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate in.

For the 2025 Interim Period, Agroz Group incurred an income tax expense amounted to MYR970,724 ($221,657). For the 2024 Interim Period, Agroz Group did not incur any income tax expenses due to the loss incurred during this six month period but there is under provision of tax in prior years.

The Company is subject to income taxes on entities based on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate in.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth our non-current assets, current assets, equity, non-current liabilities and current liabilities as of the dates indicated:

	As of December 31, 2024	As of June 30, 2025
	(Audited)	(Unaudited)
	MYR	MYR	USD
Assets
Property, plant and equipment	225,316	243,294	57,575
Intangible assets	2,096,815	1,861,291	440,469
Deferred tax assets	30,023	–	–
Prepayments - to a related party	5,517,306	5,751,779	1,361,142
Prepayments and deposits - to third parties	1,684,351	1,788,127	423,156
Total prepayments and deposits	7,201,657	7,539,906	1,784,298
Right-of-use assets	2,277,208	2,022,484	478,615
Deferred offering costs	1,738,900	1,703,414	403,108
Non-current assets	13,569,919	13,370,389	3,164,065

Trade receivables - from third parties	35,596,841	35,643,051	8,434,827
Trade receivables - from related parties	720,013	–	–
Total trade receivables	36,316,854	35,643,051	8,434,827
Prepayments and other receivables	30,915	49,064	11,612
Amounts due from related parties	751,695	1,071,069	253,465
Cash	390,500	3,625,690	858,009
Current assets	37,489,964	40,388,874	9,557,913
Total assets	51,059,883	53,759,263	12,721,978

Equity
Share capital	8,540	8,540	2,021
Additional paid-in capital	6,903,616	6,903,616	1,633,721
Other reserves	633,029	997,651	228,519
Retained earnings	6,189,752	8,434,357	1,995,967
Total equity	13,734,937	16,312,164	3,860,228

Liabilities
Lease liabilities, non-current	2,095,605	1,872,935	443,225
Bank borrowing, non-current	39,774	32,828	7,769
Deferred tax liabilities	–	96,130	22,749
Redeemable convertible preference shares	6,213,040	3,746,569	886,615
Non-current liabilities	8,348,419	5,748,462	1,360,358

Trade payables	14,089,238	9,730,696	2,302,741
Other payables, current	3,105,476	2,119,398	501,550
Tax payables	3,991,673	5,372,593	1,271,409
Bank borrowing, current	13,255	13,738	3,251
Lease liabilities, current	397,705	426,472	100,923
Amount due to related parties, current	4,001,850	8,734,750	2,067,054
Redeemable convertible preference shares, current	3,377,330	5,300,990	1,254,464
Current liabilities	28,976,527	31,698,637	7,501,392
Total liabilities	37,324,946	37,447,099	8,861,750
Total equity and liabilities	51,059,883	53,759,263	12,721,978

Trade receivables

	As of December 31, 2024	As of June 30, 2025
	(Audited)	(Unaudited)
	MYR	MYR	USD
Receivables from offering farm solutions
- from third parties	19,234,500	5,239,775	1,239,978
- from related parties	1,100,000	50,000	11,832
Receivables from selling of fresh vegetables
- from third parties	16,693,373	30,722,011	7,270,277
- from related parties	32,841	32,841	7,772
Total trade receivables, gross	37,060,714	36,044,627	8,529,859
Less: allowances for doubtful debts	(743,860)	(401,576)	(95,032)
Total trade receivables, net	36,316,854	35,643,051	8,434,827

Aging analysis of gross trade receivables, based on tax invoice dates, as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	(Audited)	(Unaudited)
	MYR	MYR	USD
Within 3 months	30,278,889	16,275,319	3,851,508
More than 3 months but within 6 months	3,010,069	10,407,107	2,462,813
More than 6 months but within 1 year	2,470,419	9,277,008	2,195,377
More than 1 year	1,301,337	85,193	20,161
Total trade receivables, gross	37,060,714	36,044,627	8,529,859

Our trade receivables encompass amounts owed to us for offering controlled environment agriculture (“CEA”) vertical farm solutions and selling fresh produce. All of our trade receivables are expected to be recovered within one year. We invoice our clients on a milestone basis following our service agreement or upon completion of transactions. Our trade receivable balance decreased from MYR37,060,714 in 2024 Fiscal Year to MYR36,044,627 ($8,529,859) in the 2025 Interim Period. This decrease was mainly due to the farm solutions outstanding amount received from related party. As of June 30, 2025, more than 78% of outstanding trade receivables as of 2024 Fiscal Year have been collected.

In determining the recoverability of a trade receivable, we consider any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for our trade receivable balances which were past due and partially impaired. Accordingly, management believes that no further credit provision is required.

Management closely reviews the Group’s trade receivables balances to proactively detect any known trends or uncertainties, and no trends or uncertainties have been identified which might affect the collectability of our customer receivables balances. An ECL amount to MYR743,860 was provided in the 2024 Fiscal Year and decreased to MYR401,576 ($95,032) in the 2025 Interim Period. This is because management believes there is a decrease in the risk of not being able to recover these trade receivables and thus lesser loss allowances were made in the 2025 Interim Period.

Prepayments, deposits and other receivables

	As of December 31, 2024	As of June 30, 2025
	(Audited)	(Unaudited)
	MYR	MYR	USD
Non-current:
Prepayments for intangible assets
- to a third party (note (a))	5,517,306	5,751,779	1,361,142
- to a related party (note (b))	1,406,508	1,510,284	357,405
	6,923,814	7,262,063	1,718,547
Deposits	277,843	277,843	65,751
Subtotal	7,201,657	7,539,906	1,784,298

Current:
Prepayments	—	—	—
Other receivables	30,915	49,064	11,612
Subtotal	30,915	49,064	11,612
Total prepayments, deposits and other receivables	7,232,572	7,588,970	1,795,910

Other prepayments, deposits and other receivables mainly consisted of prepayments for intangible assets, rental deposits, prepayments of our office premises, and utility deposits. Prepayments, deposits and other receivables increased from MYR7,232,572 in the 2024 Fiscal Year to MYR7,588,970 ($1,795,910) in the 2025 Interim Period, mainly due to the prepayments for intangible assets. During the 2024 Interim Period, we had prepaid $1,691,307 (MYR7,975,697) for intangible assets and IPO-related professional fees of MYR1,703,414 ($403,108) for the engagement of all relevant professionals, including but not limited to fees for legal counsel and initial public offering consultants.

Trade and other payables

	As of December 31, 2024	As of June 30, 2025
	(Audited)	(Unaudited)
		MYR	USD
Trade payables (note (a))	14,089,238	9,730,696	2,302,741
Other payable and accruals	1,832,975	805,327	190,578
Wages payable	200,235	322,740	76,376
Interest payable of RCPS	1,072,266	991,331	234,596
Total trade and other payables	17,194,714	11,850,094	2,804,291

Note:

(a)	An aging analysis of the trade payables as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	(Audited)	(Unaudited)
	MYR	MYR	USD
Within 3 months	13,892,154	3,488,221	825,477
More than 3 months but within 6 months	1,226	3,775,862	893,547
More than 6 months but within 1 year	139,580	2,390,336	565,666
More than 1 year	56,278	76,277	18,051
Total trade receivables, gross	14,089,238	9,730,696	2,302,741

All trade and other payables classified as current are expected to be settled within one year or are repayable on demand. In the 2024 Fiscal Year, our trade payables amounted to MYR14,089,238 had decreased to MYR9,730,696 ($2,302,741) in the 2025 Interim Period, representing a decrease of MYR4,358,542. This decrease was mainly due to repayment of the cost of design services contractors, which amounted to MYR4,355,000. The cost of vegetables made up of 72% of total trade payables in 2025 Interim Period.

Other payables and accruals

Other payables and accruals consisted of accrued operating expenses and sundry payables. Other payables and accruals decreased from MYR1,832,975 in the 2024 Fiscal Year to MYR805,327 ($190,578) in the 2025 Interim Period. This decrease was mainly due to a decrease in sundry payables in 2025 Interim Period which have been settled at the end of the 2025 Interim Period. Wages payable increased from MYR200,235 in the 2024 Fiscal Year to MYR322,740 ($76,376) in the 2025 Interim Period, mainly due to the increase in monthly tax deduction payable to Inland Revenue Board and statutory contributions.

CASH FLOWS STATEMENTS

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	MYR	MYR	USD
Net cash (used in)/generated from operating activities	3,834,274	39,404	8,998
Net cash used in investing activities	(5,578,861)	(62,608)	(14,296)
Net cash generated from financing activities	2,299,096	3,468,583	792,023
Effect of foreign currency exchange rate	—	(210,189)	(17,882)
Net change in cash	554,509	3,235,190	768,843
Cash at beginning of the period	109,161	390,500	89,166
Cash at end of the period	663,670	3,625,690	858,009

Operating activities

For the 2025 Interim Period, net cash generated from operating activities was MYR39,404 ($8,998), which primarily reflected our net profit of MYR3,822,895 ($872,927), as adjusted for (i) increase in trade receivables which amounted to MYR 1,016,187 ($232,015), (ii) decrease in trade payables which amounted to MYR4,358,542 ($995,237), (iii) increase in amounts due from related companies which amounted to MYR929,344 ($219,927), and (iv) reversal of provision which amounted to MYR870,737 ($212,208). For the 2024 Interim Period, net cash generated from operating activities was MYR3,834,274, which primarily reflected our net loss of MYR2,349,175, as adjusted for (i) decrease in trade receivables which amounted to MYR 2,450,218, (ii) increase in trade payables which amounted to MYR2,513,215, (iii) decrease in amounts due from related companies which amounted to MYR353,692, and (iv) finance cost for the six months ended June 30, 2024 which amounted to MYR762,047.

Investing activities

For the 2025 Interim Period, net cash used in investing activities was MYR62,608 ($14,296), which primarily consisted of purchases of property, plant and equipment amounted to MYR62,608 ($14,296). For the 2024 Interim Period, net cash used in investing activities was MYR5,578,861, primarily consisting of purchase of intangible assets - IT software from related parties and third parties amounted to MYR5,311,711 and MYR169,600 respectively.

Financing activities

For the 2025 Interim Period, net cash generated from financing activities was MYR3,468,583 ($792,023), primarily consisting of cash advances received from related parties amounted to MYR3,839,926 ($876,816) and repayment of lease liabilities totaling MYR314,568 ($71,829). For the 2024 Interim Period, net cash generated from financing activities was MYR2,299,096, primarily consisting of proceeds from the issuance of AI RCPS totaling MYR3,134,350 and payment for IPO listing related costs amounted to MYR471,570.

Capital expenditures

Our capital expenditures mainly include contract purchase of property, plant and equipment and intangible assets. Our capital expenditures commitment were amounted to MYR13,313,961 and MYR12,493,108 ($2,956,459), in the 2024 Fiscal Year and 2025 Interim Period, respectively. Our capital expenditures mainly arise from certain purchase contracts providing for IT software such as E-commerce website design, Internet of Things (IoT) management platforms, system integration platforms and Enterprise Resource Planning (ERP) systems entered into with suppliers and the developments of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems . The majority of these contractual commitments are due within two years and upon the project progress. Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees in the 2024 Fiscal Year and 2025 Interim Period.

Other than purchases of property, plant and equipment and intangible assets stated under investing activities, there were no other significant capital expenditures incurred in either the 2024 Fiscal Year or the 2025 Interim Period.

OFF-BALANCE SHEET ARRANGEMENTS

The Group currently has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, trade and other receivables and amounts due from related parties.

Cash holdings risk

The Group maintains the position that the cash held within its portfolio are exposed to minimal credit risk. This belief stems from the fact that these assets are managed by esteemed financial institutions located within the jurisdictions of operation of both Agroz Inc. and its subsidiaries. We believe that the rigorous standards and reputations of these institutions significantly mitigate potential risks associated with our cash holdings.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed rate financial instruments at fair value through profit or loss at the end of each reporting period. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group’s interest rate risk arises primarily from cash at bank at variable rates, for which the amount is immaterial. Therefore, the Group’s interest rate risk exposure was insignificant.

The Group’s risk management objective for interest rate risk is to reduce its exposure to variability of cash flows arising from changes in interest rates. Interest rates on the Group’s lease contracts and bank borrowing are fixed and thus are not sensitive to fluctuation in market interest rates.

Foreign currency risk

Our exposure to foreign currency risk arose primarily through service income or expenses denominated in a currency other than the functional currency of the operations to which the currency relates. The currencies giving rise to this risk are primarily US$. As MYR converts to US$ the exchange rate becomes larger, but foreign exchange fluctuations remain stable, refer from these few years even the exchange rate will increase but its increase gradually at a stable rate.

CRITICAL JUDGEMENTS AND KEY ESTIMATES

Under International Financial Reporting Standards (“IFRS”), we are required to make estimates and assumptions in presentation and preparation of the financial statements for the 2023 Fiscal Year and 2024 Fiscal Year.

We prepared our consolidated financial statements in accordance with IFRS, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our results of operations or financials condition.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) expected credit loss of trade receivables; (ii) operating leases and right of use asset; (iii) redeemable convertible preference shares and (iv) revenue recognition. See Note 3 — Significant Accounting Policies to our consolidated financial statements for a disclosure of these accounting policies. We believe that provision for expected credit losses on trade receivables involve the most significant judgements in the preparation of our consolidated financial statements.

(i) Provision for expected credit losses on trade receivables

The Group estimates the loss allowances for trade receivables by assessing the ECLs in accordance IFRS 9 Financial Instruments. This requires the use of estimates and judgements due to the inherent uncertainty in estimating the expected loss rate over the life of trade receivables.

For trade receivables related to third-party retail outlet customers, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a provision matrix. Expected loss rates are based on actual loss experience over the past 2 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

For trade receivables related to third-party industrial business customers and related parties, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a behavioral scoring system taking into consideration current and historical credit worthiness, aging analysis, operating history in the relevant industry, reputation in the market and paid-in capital scale. Customers with positive behavior in all scoring areas, would be assigned a low-risk grading. Customers with positive behavior in most of the scoring areas, would be assigned a fair-risk grading. Customers with lesser positive behavior in scoring areas, would be assigned a substantial grading. The Group keeps assessing the expected credit loss of trade receivables during their expected lives.

Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. After the reporting date and up to the date of this report, there have been no significant changes in macroeconomic indicators or customer credit risk that would materially impact the assumptions used in the ECL model. Management continues to monitor forward-looking indicators, including industry-specific developments and credit performance, to assess whether adjustments are required in future reporting periods.

RECENT ACCOUNTING PRONOUNCEMENTS

See the discussion of the recent accounting pronouncements contained in Note 2.3 of the unaudited condensed consolidated financial statements and consolidated financial statements entitled “Basis of preparation.”

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements as of and for the six-month periods ended June 30, 2025 and June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agroz Inc.

Date: January 2, 2026	By:	/s/ Gerard Kim Meng Lim
	Name:	Gerard Kim Meng Lim
	Title:	Chief Executive Officer